Mail Stop 3561

      							August 10, 2006


Mr. Arvind Dharia
Chief Financial Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, NY  11104

	Re:	Steven Madden, Ltd
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 16, 2005

      Form 10-K for Fiscal Year Ended December 31, 2005
		Filed March 14 2006



Dear Mr. Dharia:

      We have reviewed your supplemental response letter dated May
1,
2006 as well as your filing and have the following comments. As noted in our original comment letter dated January 11, 2006, we have limited our review to only the issues addressed in our comments.

Form 10-K for the Year Ended December 31, 2004

Note K - Operating Segment Information, page F-26

1. We have read your response to our comment included in our letter dated March 30, 2006. In your response you note the following:

* Margins by brand are affected by differences in off-price sales, markdowns and allowances;
* The net margin of a brand is affected by the maturity of the brand;
* Mature brand margins start to decrease.

We note that all of the above support disaggregated presentation of
your brands as reportable segments. Further, with respect to the reporting practices of other companies in the fashion and footware industry we believe that other companies do present separate segments by brand and distribution channels. Furthermore, our analysis of your company`s compliance with the reporting requirements of SFAS 131 was focused on the materials you have provided to us and the requirements of SFAS 131. As such, other companies in your industry may be impacted by different facts and circumstances than yours. Based upon the materials that you have provided to us, along with your responses to our prior comments, we continue to believe that you should present disaggregated reportable segments. Until you comply with our comment we will not consider our review completed and we will not declare any future registration statement effective.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathleen Kerrigan, Staff Accountant, at (202) 551-3369 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

								Sincerely,



								Michael Moran
								Accounting Branch Chief

Mr. Arvind Dharia
Steven Madden, Lt.d
August 10, 2006
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